July 19, 2013

Via EDGAR and BY HAND

Suzanne Hayes,
Assistant Director,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Royal Bank of Canada Registration Statement on Form F-3
(File No. 333- 189888) filed July 10, 2013

Dear Ms. Hayes:

This letter responds to the letter, dated July 17, 2013, to James Salem, Executive Vice-President and Treasurer of Royal Bank of Canada (the “Bank”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form F-3 of the Bank (the “Registration Statement”) filed with the Commission on July 10, 2013.

For your convenience, we have reproduced the Staff’s comment below and provided its response below the comment.

General

1.	Please confirm that, with respect to your structured note offerings, you will comply with the comments contained in the following letters in your future prospectus supplements:

•
Sample letter sent to financial institutions regarding their structured note offerings disclosure in their prospectus supplements and Exchange Act reports, which is available at: http://www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm

•
Letter sent to certain financial institutions by the Office of Capital Markets Trends on February 21, 2013, which can be located by searching “Office of Capital Markets Trends” at the following link: http://searchwww.sec.gov/EDGARFSClient/jsp/EDGAR_MainAccess.jsp

July 19, 2013

Response:

We confirm on behalf of the Bank that, with respect to its structured note offerings, the Bank intends to comply with the comments contained in the sample letter sent to financial institutions regarding their structured note offerings disclosure in their prospectus supplements and Exchange Act reports and the letter sent to certain financial institutions by the Office of Capital Markets Trends on February 21, 2013 described above.  The Bank currently complies with the above-referenced letters for some of its structured note offerings.  With respect to other structured note offerings, the Bank began its efforts to comply with the guidance referenced above well in advance of its receipt of your comment letter.  Due to the wide variety of notes offered by the Bank, as well as required changes to the Bank’s internal operating procedures and the need to agree on disclosure with several different third-party distributors, this process has been taking, and will continue to take, a period of time for full implementation.  It is a high priority for the Bank to be in full compliance in respect of all of its structured note offerings as soon as reasonably practicable, and the Bank currently expects to achieve such compliance by the end of August.

****

July 19, 2013

Additionally, in connection with this response letter, we confirm that the Bank acknowledges the following statements:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4016 or crawshawd@sullcrom.com, Lee Ann Anderson McCall at (202) 956-7695 or mccalll@sullcrom.com, or Katherine A. McGavin at (212) 558-3092 or mcgavink@sullcrom.com.

Sincerely,

/s/ Donald R. Crawshaw
Donald R. Crawshaw

cc:	Erin Dion
Javier Gonzalez
(Royal Bank of Canada)

Luigi De Ghenghi
(Davis Polk & Wardwell LLP)